February 12, 2010

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington DC 20549-0404

Attn:	Ms. Kathleen Collins
Accounting Branch Chief

Re:	Lawson Software, Inc.
Form 10-K for Fiscal Year Ended May 31, 2009
Filed July 16, 2009
File No. 000-51942

Dear Ms. Collins:

Enclosed for filing on behalf of Lawson Software, Inc. (the “Company”) is our response to the comments received from the Staff of the Commission by letter dated January 29, 2010. The text of the staff’s comments has been included in this letter and we have numbered each response to correspond with the Staff’s comments to facilitate your review.  The page numbers referenced in our responses are from our Annual Report on Form 10-K for the fiscal year ended May 31, 2009 and our 2009 Proxy Statement as filed on EDGAR July 16, 2009 and August 28, 2009, respectively.

Form 10-K for Fiscal Year Ended May 31, 2009

Item 1. Business, page 1

1.              You do not appear to have provided any disclosure about major customers or distributors in this section.  Also, we note from the risk factor on page 16 that you license third-party software products that you incorporate into, or resell with, your own software products, but you do not provide any disclosure about major suppliers in this section.  Please advise.  See Items 101 (c)(1)(iii) and (vii) of Regulation S-K.  We note that you have filed agreements with IBM, StreamServe and Micro Focus International Holdings as exhibits.  However, you do not appear to have provided a discussion of the material terms of these agreements in your Form 10-K.  Please Advise.

Response:

Major Customers/Distributors

We considered the provisions of Regulation S-K Item 101 (c)(1)(vii) regarding disclosures related to our major customers and distributors (resellers) and concluded that no such disclosures were required.  No customer or reseller accounted for over 10% of our revenues in fiscal 2009, 2008 or 2007.  Because we do not derive a material amount of our revenues from any one customer or reseller, and because our customers come from a diversified array of industries, we do not believe that we are dependent upon a single customer or reseller, or group of related customers.  The loss of any one of our largest customers or resellers would not have a material adverse effect on Lawson and our subsidiaries taken as a whole.  Therefore, we did not disclose details of any specific customer/reseller or discuss our relationship with them.

Please note that we disclosed the fact that no single customer accounted for more than 10% of our revenues for fiscal 2009, 2008 and 2007 in Note 2. Summary of Significant Accounting Policies -Concentrations of Credit Risks, of the notes to our Consolidated Financial Statements.

Third-Party Software Providers

We considered the provisions of Regulation S-K Item 101 (c)(1)(iii) regarding disclosures related to the third-parties that provide us software or whose software is incorporated into certain of Lawson’s applications. We resell or embed several third-party owned software products with a few of our own products, and we discussed these third-party owned products where we deem them to be appropriate for an understanding of our products.  The description of our products and services beginning on page 4 of our Annual Report on Form 10-K for fiscal 2009, includes a reference to IBM technology and middleware that is part of the technology platform that is used to run our software applications and tools.  We refer to IBM’s middleware on page 7 because unlike some of our competitors (Oracle and SAP), we do not build our own middleware. We did not reference the MicroFocus or StreamServe products in the description of our business and products & services in Item 1. Business on pages 1-12 of our Form 10-K because we do not believe our customers select Lawson products based on MicroFocus or StreamServe functions.

In addition to IBM, the two other third-party owned products specifically identified in the risk factor on page 16 of our Form 10-K, “Because we do not own all of the products that we license, we rely on our continued relationships with other software suppliers,” included MicroFocus (the Cobol compiler used with some of our S3 products) and StreamServe (the document output and reporting tool used with our M3 products).  We have specifically referenced the IBM, MicroFocus and StreamServe supply contracts in that risk factor and included those contracts as exhibits to our Form 10-K for fiscal 2009 because the non-renewal of these supply contracts could have a material adverse effect on our future product development.

IBM, MicroFocus and StreamServe have been our suppliers for several years.  We believe that there are alternative suppliers if one or more of these supply contracts were not renewed, but we would need to devote resources to re-configure our products to work with those alternatives.  Again, we address this risk on page 16 of our Form 10-K.  We determined not to further discuss the terms of the specific agreements because the agreements do not provide unusual termination rights and they provide sufficient advance notice of nonrenewal.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management Overview, page 27

2.              Your discussion should include disclosure of all currently known trends, events and uncertainties that are reasonably expected to have a material impact on your liquidity, capital resources and /or results of operations.  We note from page 47 that you have spent more than $100 million in each of the past two years to repurchase shares of your common stock.  Tell us what consideration you gave to identifying these repurchases as a trend in your Management’s Discussion and providing analysis regarding management’s decision to devote significant resources to making such purchases rather than to other purposes, such as research and development or marketing.  Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III, B.3 of SEC Release 33-8350.

Response:

We do not believe the share repurchases of the past two fiscal years (fiscal 2008 and fiscal 2009) to be indicative of a known trend in the near future requiring disclosure in our MD&A pursuant to Regulation S-K Item 301 (a)(3)(ii) or the guidance of SEC Release 33-8350 — Section III. B.3.

Although we had approximately $136.5 million remaining available for future share repurchases under our Board approved program as of May 31, 2009, we had no specific plan or commitment to repurchase additional shares.  We had no specific plans to continue repurchases at similar levels as in the prior two fiscal years and we could not foresee whether opportunities to repurchase shares on favorable terms would be available in 2010.  Accordingly, we could not anticipate whether fiscal 2010 share repurchases were going to have a material impact on our liquidity, capital resources or results of operations.  In fact, during the first eight months of fiscal 2010 we have only spent approximately $6.3 million to repurchase our common shares under the share repurchase program; $1.3 million in the first quarter of fiscal 2010 and $5.0 million to date in the third quarter of fiscal 2010, leaving $130.2 million currently available for future repurchases.  While we currently have no specific plans for additional share repurchases, the timing and volume of any future repurchases will continue to be based on changing market conditions and alternative opportunities to make judicious use of our resources and to offer our shareholders a reasonable return on their investment. Any commitment to repurchase a material amount of shares in the future will be disclosed accordingly at that time.

Details regarding our share repurchase program and historic share repurchases have been disclosed in our Form 10-K as follows:

•                  Part II - Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities - Purchases of Equity Securities,

•                  Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources - Repurchase of Common Shares, and

•                  Note 9. Common Stock of the notes to our Consolidated Financial Statements

In each of our disclosures we noted that “Our share repurchase program does not have an expiration date and allows us to repurchase shares at our discretion and market conditions influence the timing of the buybacks and the number of shares repurchased. There can be no assurance as to the amount, timing or repurchase price of future repurchases, if any, related to the share repurchase program.”  We believe that this disclosure appropriately reflects our current intentions.

Because we have not experienced liquidity constraints, our decision to repurchase our shares in fiscal years 2008 and 2009 did not limit our planned spending for other operating purposes such as research and development or sales and marketing activities.

Results of Operations, page 35

3.              We note you state on page 36 that license fees were favorably impacted by a targeted sales campaign, whereby you offered special terms for customers adding new products to their Lawson solutions.  Please tell us what these special terms were and to the extent they differed from your typical contract terms, what considerations were made in recognizing revenue for the sale of these products.

Response:

The targeted sales campaign referenced was the Lawson Value Improvement Program (VIP).  This program was offered to our Lawson S3 Enterprise Management System (S3) customers and our Strategic Human Capital Management (SHCM) customers.  The VIP offer period began on January 19, 2009.

There were two phases of our VIP.  In Phase 1, customers who licensed new Lawson products in excess of a minimum aggregate license fee threshold by May 22, 2009 would be entitled to maintenance price caps on all licensed products (including those products previously licensed).  We offer maintenance to our customers at substantive rates for all products licensed.  In subsequent maintenance renewal periods, our contractual terms permit and we typically apply modest price increases tied to the consumer price index.  In Phase 1 of the VIP, we agreed to limit maintenance renewal price increases for 3 years for customers who met certain criteria on all of their products.  In Phase 2, which commenced at the beginning of May 2009, we offered our S3 and SHCM customers the same terms as we offered in Phase 1 plus the right to evaluate any products licensed under the VIP through June 30, 2009.  If the customers were not satisfied with such products at the end of the evaluation period, we provided an opportunity for these customers to exchange the product(s) licensed under the VIP for other Lawson product(s) of an equal or greater price.  This exchange provision was added in response to feedback we received from customers interested in the VIP but who were not sure they could commit to which products they wished to license by the May 22 promotion deadline and to encourage their participation.  It was Phase I of the VIP that resulted in the favorable impact to our license fee revenue referred to in our MD&A.

The terms offered under our VIP differed from our typical contract terms in the following ways:

•                  Our maintenance contract terms typically allow us to elect to impose a small price increase upon each annual renewal of the contract.  Although we are not required to impose any price increase under terms of the contract, we often do increase our prices upon customer renewal to offset the impact of inflationary cost increases. Under our VIP program, we agreed to forego such annual price increases for three years with a qualified purchase of new Lawson products.

•                  We do not typically offer our customers the right to evaluate and subsequently exchange products. As noted above, under Phase II of the VIP, customers were offered a right to exchange licensed products.

We evaluated the revenue recognition for customer arrangements under the VIP and concluded that, assuming all other revenue recognition criteria were met, the maintenance price cap of Phase I of the VIP would not preclude recognition of license revenue upon delivery.  However, we concluded that the exchange right included in Phase II of the VIP would require deferral of license revenue until the exchange right lapsed.  Accordingly, we recognized all license revenue related to Phase I sales upon delivery and we initially deferred all license revenue related to sales under Phase II of the VIP.  Our conclusion regarding Phase I of the VIP was based on the fact that our agreement not to increase maintenance services prices for three years was consistent with the existing terms of our customer arrangements.  Specifically, terms of our existing maintenance agreements already give us the option to elect not to increase the maintenance price upon renewal.  We also noted that even without inflationary increases over the ensuing three years the renewal pricing would remain substantive as the existing prices are high enough for us to realize a profit.

The exchange right provided to our customers under Phase II of the VIP permitted an exchange for a product with an equal or greater price, but did not limit the replacement product selected by the customer to products that have no more than minimal differences in price, functionality or features.  Accordingly, we concluded that the exchange right should be accounted for as a right of return pursuant to ASC 605-15 and could not be accounted for as an exchange right pursuant to ASC 985-605-25-60 & 61.  Because we do not typically offer our customers a right of return, we did not have sufficient information to accurately estimate the amount of returns we would receive under Phase II of the VIP.  Accordingly, we concluded that license revenue from these arrangements should be deferred until the right of return lapsed on June 30, 2010.

Item 8. Consolidated Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

Note 1. Nature of Business and Basis of Presentation, page 67

4.              We note your disclosure stating the results of fiscal 2009 include reductions to net income of approximately $2.3 million primarily resulting from a $1.9 million under accruals of sales incentive compensation recorded in the first quarter of fiscal 2009 that should have been recorded in the fourth quarter of fiscal 2008. You conclude that the impact of these adjustments were immaterial to the fiscal 2009 results of operations.  Please clarify whether you present the $1.9 million adjustment on a pre-tax or net-of-tax basis.  To the extent that this adjustment is net-of-tax, then please explain in greater detail how you determined this error was not material for each period impacted.  Also, provide your SAB 99 analysis that supports your conclusions.

Response:

During the first quarter ended August 31, 2008, we identified a $1.9 million, net under accrual of sales incentive and bonus compensation paid to certain of our European employees. Contemporaneous with our discovery of this under accrual, we performed a materiality assessment consistent with SAB 99 to evaluate the materiality of the error to our consolidated financial statements, including those for our fiscal year ended May 31, 2008, our fourth quarter ended May 31, 2008, our first quarter ended August 31, 2009 and our forecasted results for our fiscal year ending May 31, 2009.  Based on our assessment, we concluded that the error was not material to our consolidated financial statements for any of these periods. Accordingly, we concluded to record the adjustment related to the compensation under accrual in our consolidated financial statements for the quarter ended August 31, 2008 which we concluded was consistent with ASC 250-10-45-27 (formerly APB 28 paragraph 29). Also consistent with ASC 250, we made complete disclosure of the impact of this out-of-period adjustment in the notes to our consolidated financial statements for the quarter ended August 31, 2008.  We included comparable disclosure about the impact of this out-of-period adjustment in our earnings release and in our earnings call.

This $1.9 million out-of-period adjustment is a pre-tax amount but has a nominal income tax impact and therefore the net of tax amount of the adjustment is also $1.9.  The under accrued sales incentives were earned in European jurisdictions where our low marginal income tax rates and our un-benefitted net operating losses resulted in an income tax impact of nearly zero for the periods impacted.  As a result of this nominal income tax impact, the impact of this out-of-period adjustment on our net income is disproportionately larger than the impact on our pre-tax income.

During the second and fourth quarters of our fiscal year 2009, we identified other less significant errors resulting in additional out-of-period net impacts to our FY09 net income of $0.4 million.  These matters related primarily to certain minor balance sheet true-up adjustments identified during our second quarter European accounting system conversion and certain corrections of our services revenues identified during our fourth quarter. In each of the second and fourth quarters we contemporaneously updated our formal materiality assessment to consider these items both individually and aggregated with the previously identified incentive compensation accrual matter.  Additionally, in the third quarter of our FY09, we contemporaneously updated the quantitative component of our materiality assessment to reflect changes in our forecasted FY09 operating results.  We concluded, based on these assessments that the aggregated errors were not material to our consolidated financial statements for any quarterly or annual periods impacted, including the applicable fiscal 2009, 2008 and 2007 periods.   Accordingly, we concluded to continue to record the adjustments in our consolidated financial statements in the periods they were identified, consistent with ASC 250. We continued to make complete disclosure of the impact of these out-of-period adjustments in the notes to our consolidated financial statements for each of the quarterly and annual periods of FY09, with comparable disclosures in our second and third quarter earnings releases.

In response to your comment, we are providing the following materiality assessment which reflects a summary of the formal materiality assessments we prepared contemporaneously with the discovery of the adjustments described above.  We have focused this discussion on the $1.9 million adjustment and only the periods impacted by that adjustment based upon your comment.  However, the quantitative assessment includes the aggregate impact of all of the adjustments on the interim and annual periods of FY08 and FY09 impacted by the incentive compensation adjustment.  The adjustments identified in the second and fourth quarters of FY09 had impacts to additional periods that we addressed in our contemporaneous SAB 99 analyses.  The impacts to these additional periods are included in the summary table provided as part of this response.

Background

In Q1 FY09, as FY08 year-end bonuses were paid and the process of accruing bonuses for FY09 began, we noted that the FY08 sales bonus incentives for our EMEA region had been under accrued by approximately $2.2 million including payroll taxes and net of the income tax benefit.  In addition, there was a known over accrual of $0.3 million in Q4 FY08 related to a discretionary bonus (also primarily related to European employees) which had been discussed with our Audit Committee before the FY08 Form 10-K was filed, and deemed immaterial for adjustment in the FY08 financial statements.  When these two bonus accrual errors were combined, the net bonus error that impacted Q4 FY08, full FY08, Q1 FY09 and full FY09 was $1.9 million, net of related nominal income tax benefits.

In preparing our response to your comment we prepared this summary of our SAB 99 analyses for the periods impacted, and we have aggregated this $1.9 million out-of-period adjustment with the other less significant adjustments identified in the second and fourth quarters of FY09.

The following summarizes our materiality assessment for Q4 FY08, FY08, Q1 FY09 and FY09 which are the accounting periods impacted by the $1.9 million out-of-period adjustment.  Our quantitative assessments were performed on both the Company’s GAAP financial statements and on the non-GAAP financial metrics reported by the Company.  It is by these non-GAAP metrics that analysts and our investors assess Lawson’s performance and as such, our materiality assessments also focus on non-GAAP metrics.  To substantiate our viewpoint that non-GAAP measures are the primary focus of analysts and investors, we performed a review of our public communications about earnings, including transcripts of our earnings calls and a review of analyst reports for each of the impacted periods.  We also performed a review of all analyst models to determine the measures they utilized to value Lawson.  The results of this review are provided later in this summary.

We also note that, after our merger with Intentia (in late FY06), Lawson has been operating at relatively low profit margins.  As a result, percentages of net income often yield very low quantitative materiality thresholds in FY08 and FY09.  For example, Lawson’s Q4 FY08 GAAP net income as a percentage of revenue was 1.6% with net income of $3.7 million on $233.0 million in total revenue and our Q1 FY09 GAAP net loss as a percentage of revenue was 1.3% with net loss of $2.5 million on $190.9 million in total revenue.  Our FY08 GAAP net income as a percentage of revenue was 1.6% reflecting net income of $13.7 million on total revenues of $851.9 million and our FY09 net income as a percentage of revenue was 2.5%, reflecting net income of $18.9 million on $757.3 million revenues. As we continue to streamline and integrate our European operations acquired in FY06, we expect that the proportion of our net income to our revenues will increase. Accordingly, our materiality assessments also include an evaluation of the impact of these adjustments in comparison to total annual revenues.

Our materiality assessment also considers other quantitative and qualitative factors applicable to the periods discussed in the summary below.

The following summarizes the “rollover” impacts of all adjustments discussed above (including the aggregate annual impact of the out-of-period incentive compensation adjustment recorded in the first quarter and the additional items recorded in the second and fourth quarters) on our primary financial measures (earnings per share amounts reflect diluted EPS):

	FY2007	Q1 FY08	Q2 FY08	Q3 FY08	Q4 FY08	FY2008	Q1 FY09	Q2 FY09	Q3 FY09	Q4 FY09	FY2009

GAAP Pretax Income - as reported	(6,537)	9,979	11,148	10,609	13,129	44,865	7,251	11,027	14,105	11,225	43,608
GAAP Pretax Income - if adjusted	(6,817)	9,885	11,147	11,568	10,624	43,225	8,555	12,047	14,465	10,524	45,591

GAAP Net Income - as reported	(20,937)	5,581	3,723	727	3,676	13,707	(2,523)	4,208	7,387	9,845	18,917
GAAP Net Income - if adjusted	(21,174)	5,200	3,643	1,328	1,248	11,418	(1,077)	4,780	7,616	9,854	21,173

GAAP EPS - as reported	(0.11)	0.03	0.02	0.00	0.02	0.08	(0.01)	0.03	0.05	0.06	0.11
GAAP EPS - if adjusted	(0.11)	0.03	0.02	0.01	0.01	0.06	(0.01)	0.03	0.05	0.06	0.13

Non-GAAP Pretax Income - as reported	68,400	20,068	25,740	22,684	28,522	97,013	13,310	25,557	25,232	27,753	90,289
Non-GAAP Pretax Income - if adjusted	68,120	19,796	25,739	23,643	26,017	95,195	14,614	26,577	25,592	27,052	92,272

Non-GAAP Income - as reported	36,130	12,643	15,619	13,740	17,617	59,618	8,651	16,612	16,401	17,023	58,688
Non-GAAP Income - if adjusted	35,863	12,320	15,539	14,341	15,189	57,388	10,097	17,184	16,630	17,032	60,944

Non-GAAP EPS - as reported	0.19	0.07	0.09	0.08	0.10	0.33	0.05	0.10	0.10	0.10	0.35
Non-GAAP EPS - if adjusted	0.19	0.07	0.09	0.08	0.09	0.32	0.06	0.10	0.10	0.10	0.37

FY09 Impacts

The aggregate annual impact of the out-of-period incentive compensation adjustment recorded in the first quarter and the additional items recorded in the second and fourth quarters reduced our GAAP pre-tax income and net income for FY09 by $2.0 million and $2.3 million, respectively which represent reductions in these measures of 4.5% and 11.9%, respectively. Excluding the effects of $20.0 million of restructuring charges recorded during 2009, the effect of these adjustments on pre-tax income and net income is 3.1% and 6.3%, respectively. As detailed later in this summary, the effect of the adjustments does not significantly alter the trend in earnings between FY08 and FY09.

The aggregate annual impact of the out-of-period incentive compensation adjustment recorded in the first quarter and the additional items recorded in the second and fourth quarters reduced our non-GAAP pre-tax income and net income for FY09 by $2.0 million and $2.3 million, respectively, which represent reductions in these measures of 2.2% and 3.8%, respectively.

While we acknowledge that GAAP measures are important metrics in the determination of materiality, we also believe that other quantitative matters should be considered. Specifically, the primary measures by which our financial performance is monitored by our investors and analysts are the non-GAAP financial measures that we provide (primarily non-GAAP net income and diluted EPS).  We believe the changes in these measures resulting from the out-of-period adjustments are also immaterial.

The full year aggregate impact from these out-of-period items resulted in a $0.02 reduction in our FY09 GAAP EPS ($0.13 to $0.11) and a $0.02 reduction in our non-GAAP EPS ($0.37 to $0.35).  However, we note that during Q1 FY09 we withdrew our full year FY09 earnings guidance and therefore our earnings were not evaluated by our investors relative to specific annual guidance that we had established earlier in the year. In addition, because we provided a complete disclosure of the impact of these out-of-period adjustments, our investors were provided the information necessary to understand and consider the FY09 earnings impacts.

We also do not believe that these adjustments have materially impacted any of our GAAP or non-GAAP earnings trends, as discussed later in this summary.

Q1 FY09 Impacts

The aggregate quarterly impact of the out-of-period incentive compensation adjustment recorded in the first quarter and the additional items identified in the second and fourth quarters reduced our GAAP pre-tax income and increased our GAAP net loss for Q1 FY09 from $8.6 million to $7.3 million and $(1.1) million to $(2.5) million, respectively.  As a result, the impact of these out-of-period adjustments is significant to these earnings measures at 18.0% and 57.3%, respectively. However, our reported earnings per share was unchanged at $(0.01) as a result of the aggregate impact of these items. The separate impact of the $1.9 million out-of-period adjustment actually recorded in the first quarter (excluding aggregation with the subsequently identified items) was similar at 26.2% of pre-tax income and 75.3% of net income and reduced our earnings per share from $(0.00) to $(0.01).

The aggregate quarterly impact of the out-of-period incentive compensation adjustment recorded in the first quarter and the additional items identified in the second and fourth quarters reduced our non-GAAP pre-tax income and net income for Q1 FY09 from $14.6 million to $13.3 million and $10.1 million to $8.7 million, respectively.  As a result, Q1 FY09 non-GAAP pre-tax income and net income changed by 9.8% and 16.7%, respectively. Our non-GAAP EPS was reduced from $0.06 to $0.05. The separate impact of the $1.9 million out-of-period adjustment actually recorded in the first quarter (excluding aggregation with the subsequently identified items) was similar at 14.3% of non-GAAP pre-tax income and 21.8% of non-GAAP net income and had the same impact on non-GAAP EPS as the aggregate out-of-period items.

While we acknowledge that GAAP measures are important metrics in the determination of materiality, we also believe that other quantitative matters should be considered and, consistent with ASC 250 we believe that materiality of these out-of-period impacts should be considered in the context of our full year FY09 operating results, which we address in the preceding section of this summary. Furthermore, we do not believe that these adjustments have materially impacted any of our GAAP or non-GAAP earnings trends, as discussed later in this summary.

We have considered other quantitative and qualitative indicators of materiality in our assessment. As noted above, despite the change in our net loss, GAAP EPS of $(0.01) per share was not changed by the aggregate impact of these out of period adjustments.  We also note that with or without these adjustments our GAAP EPS was well below the original guidance of $0.02-$0.04 per share that we had provided to our investors.  Accordingly this change in our GAAP net loss would not represent a material change to analysts or our investors, as results with or without the adjustment were well below expectations (we note that analysts do not develop a GAAP EPS consensus estimate). From a non-GAAP perspective, EPS was reduced to $0.05 from what would have been $0.06 per share if these out-of-period adjustments were not included within our Q1 FY09 results.  Although this moved our earnings out of the low end of the original non-GAAP guidance range we provided our investors of $0.06-$0.07 per share, our EPS was still below the original consensus estimate of our analysts of $0.07 per share, with or without the adjustments.  Furthermore, based on preliminary results for Q1 FY09, we pre-released earnings information on September 15, 2008 and set-forth revised estimated ranges of first quarter results, including both GAAP and non-GAAP revenues and EPS.  The primary purpose for this pre-release was to communicate a significant short-fall in revenues to the market.  Although the primary purpose of this pre-release was to communicate our shortfall in revenue, the impact of the $1.9 million incentive compensation out-of-period expense was included in this revised earnings guidance.  The revised guidance range included non-GAAP EPS of $0.04-$0.05 per share and ultimately caused a change in analyst consensus estimates to non-GAAP EPS of $0.05 per share.  Although, our earnings met the high end of this downward revised range and met the revised consensus estimate, the primary reaction of the analysts related to the revenue short-fall, which was not altered by the out-of-period adjustments.

FY08 Impacts

If corrected in the applicable periods, the aggregate annual impact of the out-of-period incentive compensation adjustment and the additional items recorded during FY09 would have reduced our FY08 GAAP pre-tax income from $44.9 million to $43.2 million and our net income from $13.7 million to $11.4 million. This would reflect a 3.7% reduction in pre-tax income and a 16.7% reduction in net income. However, excluding an $18.4 million impairment charge we recorded in FY08 related to our only auction rate securities investment, the impact would have been only 2.6% of our pre-tax income and 7.1% of our net income.  GAAP EPS would have been altered by $0.013 but, due to rounding, our EPS would have been reduced from the reported $0.08 per share to $0.06 per share.

If corrected in the applicable periods, the aggregate annual impact of the out-of-period incentive compensation adjustment and the additional items recorded during FY09 would have reduced our non-GAAP pre-tax income by $1.8 million and our non-GAAP net income by $2.2 million, which would reflect a 1.9% reduction in pre-tax income and a 3.7% reduction in net income. Non-GAAP EPS would have been reduced from the reported $0.33 per share to $0.32 per share.

Given our unusually high effective tax rate of approximately 70% in FY08, resulting primarily from un-benefitted net operating losses in various countries and the non-deductible, one-time auction rate securities (ARS) impairment charge, we believe that pre-tax income is the more relevant measure of materiality for this period.  These adjustments would not have been material to either GAAP or non-GAAP pre-tax income in FY08.

While we acknowledge that GAAP measures are important metrics in the determination of materiality, we also believe that other quantitative matters should be considered. Specifically, the primary measures by which our financial performance is monitored by our investors and analysts are the non-GAAP financial measures that we provide (primarily non-GAAP net income and EPS).  The changes in these FY08 measures resulting from these unrecorded items are immaterial. Furthermore, we do not believe that these adjustments have materially impacted any of our GAAP or non-GAAP earnings trends, as discussed later in this summary.

As further evidence of the primary importance of non-GAAP performance measures to our investors and analysts, although we recorded the $18.4 million auction rate security investment impairment in FY08, we did not consider it necessary to adjust our GAAP or non-GAAP EPS guidance because this charge did not impact our non-GAAP EPS.

We also note that reducing non-GAAP EPS to $0.32 per share for these adjustments as compared to the reported $0.33 per share would not alter the fact that our reported earnings were well within the guidance we provided to investors and analysts of $0.30-$0.34 per share and with or without the adjustments we would not have achieved the analysts’ consensus earnings estimate of $0.34.

Q4 FY08 Impacts

If corrected in the applicable periods, the aggregate quarterly impact of the out-of-period incentive compensation adjustment and the additional items recorded during FY09 would have reduced our Q4 FY08 pre-tax income from $13.1 million to $10.6 million and our net income from $3.7 million to $1.2 million. This would reflect a 19.1% reduction in pre-tax income and a 66.1% reduction in net income. However, excluding a $6.1 million impairment charge we recorded in the fourth quarter of FY08 related to our only auction rate securities investment, the impact would have been reduced to 13.0% of our pre-tax income and 24.8% of our net income.  GAAP EPS would have been reduced to $0.01 per share from the reported $0.02 per share.

If corrected in the applicable periods, the aggregate quarterly impact of the out-of-period incentive compensation adjustment and the additional items recorded during FY09 would have reduced our non-GAAP pre-tax income by $2.5 million and our non-GAAP net income by $2.4 million, which would reflect an 8.8% reduction in pre-tax income and a 13.8% reduction in net income. Non-GAAP EPS would have been reduced from the reported $0.10 per share to $0.09 per share.

While we acknowledge that GAAP measures are important metrics in the determination of materiality, we also believe that other quantitative matters should be considered and, consistent with ASC 250 we believe that materiality of these out-of-period impacts should be considered in the context of our full year FY08 operating results, which we address in the preceding section of this summary. Furthermore, we do not believe that these adjustments have materially impacted any of our GAAP or non-GAAP earnings trends, as discussed later in this summary.

As further evidence of the primary importance of non-GAAP performance measures to our investors and analysts, although we recorded the $6.1 million auction rate security investment impairment in the fourth quarter of FY08, we did not consider it necessary to adjust our GAAP or non-GAAP EPS guidance because this charge did not impact our non-GAAP EPS.

We also note that reducing non-GAAP EPS to $0.09 per share for these adjustments as compared to the reported $0.10 per share would not alter the fact that our reported earnings were within the guidance we provided to investors and analysts of $0.08 - $0.11. Although, if adjusted, our non-GAAP EPS would be less than the analysts’ consensus earnings estimate of $0.10, our interactions with analysts and investors following our earnings announcement in Q4 FY08 indicated that analyst focus was on our failure to meet the annual FY08 non-GAAP EPS consensus of $0.34 per share by reporting annual EPS of $0.33 per share.  With or without the adjustments, we would not have achieved the annual consensus estimated earnings.

Other Considerations

We note that none of these adjustments have any impact on our reported or actual cash flows.

For all of the periods discussed in the summary above, the aggregate impact of the out-of-period adjustments does not exceed 4.1% and 4.7% of any other statements of operations caption for any annual or quarterly period, respectively.  The largest impact relates to the incentive compensation expense adjustment which is part of our Sales and Marketing expenses.

We also considered the disaggregated impact of each of the out of period adjustments and noted that the largest individual impact relates to the incentive compensation adjustment for which the impacts to both GAAP and non-GAAP earnings measures are smaller than those addressed in the materiality assessment summary above.

As discussed in the background section above, our GAAP net income in FY08 and FY09 were generally low in comparison to our revenue but we expect the ratio of our net income to our revenues to increase in future periods.  Therefore, our assessment of materiality includes consideration of these adjustments to our GAAP net income relative to total revenues as another reference point.  We note that the GAAP net income impact of these adjustments relative to our revenues in each of the applicable periods of FY09, Q1 FY09, FY08 and Q4 FY08 is only 0.3%, 0.8%, 0.3% and 1.0%, respectively.

We also reviewed the impact recording these adjustments would have had on measurement, accrual and payment of Q4 FY08 and FY08 incentive bonuses for the entire company.  The relevant measure that quarterly and annual incentive compensation was based on was non-GAAP Operating Income.  The threshold for the Q4 FY08 quarterly bonus was not achieved and any additional expense would not change this fact.  For FY08, the annual target for non-GAAP operating income was also not achieved and making the adjustments in FY08 would not alter this result. However, the minimum annual level of non-GAAP operating income required for partial payout was achieved and this resulted in a payout of 84% of potential bonus.  The additional expense related to making the adjustments in FY08 would have reduced the payout related to this component of the target from 84% to 79%.  This payout difference represents an overpayment of approximately $100,000 for approximately 2,000 participants.  We have concluded that this small payout difference was not enough to warrant a purposeful manipulation, and did not move the management payout to a vastly different payment plateau.  As a result of the design of the Company’s bonus compensation plan, certain individuals likely did benefit more from the error than other employees; however, given the relatively small overpayment amount spread over the number of employees eligible (approximately 2,000), no individual employee received a significantly disproportionate bonus payout.  Management elected to make no adjustments to FY08 or FY09 bonus achievement determinations as a result of these out-of-period adjustments.

The assessments in each of the preceding sections are reflected on a “rollover” basis only as the “iron curtain” impacts of these out-of-period adjustments on both GAAP and non-GAAP pre-tax and net income are less than or equal to the impacts on a “rollover” basis except for FY08 where the impacts differ by less than 1.0%.

Statements of Operations Trends

Lawson has historically experienced higher levels of revenue and profitability in Q4 of a given fiscal year, followed by lower levels of revenue and profitability in Q1 of the following fiscal year.  Several factors have caused this to occur including high usage of vacation in Q1 (especially in Europe), a large push by sales representatives to achieve annual sales goals in Q4, and the expiration of sales promotions in Q4.  Lawson management planned and communicated this phenomenon in its earnings guidance for the Q4 FY08, Q1 FY09 and Q4 FY09.  The following table summarizes our earnings trends for our primary externally-reported earnings measures, and the impact the out-of-period adjustments would have on these trends if retrospectively corrected in the applicable periods:

GAAP Income Statement Category	Q1 FY08	Q1 FY09
Pre-tax income as reported	$10.0m	$7.3m
Pre-tax income adjusted	$9.9m	$8.6m
Net income as reported	$5.6m	$(2.5)m
Net income adjusted	$5.2m	$(1.1)m
EPS as reported	$0.03	$(0.01)
EPS adjusted	$0.03	$(0.01)

GAAP Income Statement Category	Q4 FY08	Q1 FY09
Pre-tax income as reported	$13.1m	$7.3m
Pre-tax income adjusted	$10.6m	$8.6m
Net income as reported	$3.7m	$(2.5)m
Net income adjusted	$1.2m	$(1.1)m
EPS as reported	$0.02	$(0.01)
EPS adjusted	$0.01	$(0.01)

GAAP Income Statement Category	Q4 FY08	Q4 FY09
Pre-tax income as reported	$13.1m	$11.2m
Pre-tax income adjusted	$10.6m	$10.5m
Net income as reported	$3.7m	$9.8m
Net income adjusted	$1.2m	$9.9m
EPS as reported	$0.02	$0.06
EPS adjusted	$0.01	$0.06

GAAP Income Statement Category	FY07	FY08
Pre-tax income as reported	$(6.5)m	$44.9m
Pre-tax income adjusted	$(6.8)m	$43.2m
Net income as reported	$(20.9)m	$13.7m
Net income adjusted	$(21.2)m	$11.4m
EPS as reported	$(0.11)	$0.08
EPS adjusted	$(0.11)	$0.06

GAAP Income Statement Category	FY08	FY09
Pre-tax income as reported	$44.9m	$43.6m
Pre-tax income adjusted	$43.2m	$45.6m
Net income as reported	$13.7m	$18.9m
Net income adjusted	$11.4m	$21.2m
EPS as reported	$0.08	$0.11
EPS adjusted	$0.06	$0.13

Non-GAAP Income Statement Category	Q1 FY08	Q1 FY09
Net income as reported	$12.6m	$8.7m
Net income adjusted	$12.3m	$10.1m
EPS as reported	$0.07	$0.05
EPS adjusted	$0.07	$0.06

Non-GAAP Income Statement Category	Q4 FY08	Q1 FY09
Net income as reported	$17.6m	$8.7m
Net income adjusted	$15.2m	$10.1m
EPS as reported	$0.10	$0.05
EPS adjusted	$0.09	$0.06

Non-GAAP Income Statement Category	Q4 FY08	Q4 FY09
Net income as reported	$17.6m	$17.0m
Net income adjusted	$15.2m	$17.0m
EPS as reported	$0.10	$0.10
EPS adjusted	$0.09	$0.10

Non-GAAP Income Statement Category	FY07	FY08
Net income as reported	$36.1m	$59.6m
Net income adjusted	$35.9m	$57.4m
EPS as reported	$0.19	$0.33
EPS adjusted	$0.19	$0.32

Non-GAAP Income Statement Category	FY08	FY09
Net income as reported	$59.6m	$58.7m
Net income adjusted	$57.4m	$60.9m
EPS as reported	$0.33	$0.35
EPS adjusted	$0.32	$0.37

The earnings trends reflected above would not be significantly altered by recording the adjustments retrospectively in the applicable periods.  Even for the following periods where changes were noted, they were not significant, as summarized below:

•                  FY08 compared to FY09 GAAP pre-tax income reflects a relatively flat trend with a small decline of $44.9 million to $43.6 million compared to a relatively consistent trend if the adjustments were recorded retrospectively (an increase of $43.2 million to $45.6 million). Additionally, the trend is relatively consistent when compared to the longer-term trend as FY07 reflected a GAAP pre-tax loss of $6.5 million ($6.8 million as adjusted).

•                  Q4 FY08 compared to Q4 FY09 non-GAAP net income reflects a relatively flat trend with a small decline of $17.6 million to $17.0 million compared to a relatively consistent trend if the adjustments were recorded retrospectively (an increase of $15.2 million to $17.0 million).   Additionally, the trend is consistent when compared to the longer-term trend as Q4 FY07 non-GAAP net income was $14.6 million (as reported and as adjusted).

•                  FY08 compared to FY09 non-GAAP net income reflects a relatively flat trend with a small decline of $59.6 million to $58.7 million compared to a relatively consistent trend if the adjustments were recorded retrospectively (an increase of $57.4 million to $60.9 million).   Additionally, the trend is consistent when compared to the longer-term trend as FY07 non-GAAP net income was $36.1 million ($35.9 million as adjusted).

After reviewing these trends, we have concluded that the trends in our earnings measures are not materially altered by these items.

Balance Sheet Impact

The largest impact to our balance sheet from all of these items resulted from the under accrual of incentive compensation. The amount of the underaccrual was only 2.1% of our reported accrued compensation and benefits as of May 31, 2008. This is not material.

Additional Qualitative Considerations

We considered each one of the following qualitative factors in addition to the quantitative factors identified in the detailed discussion for each period provided in the sections above:

•                  Impact of adjustments did not change income to a loss or vice-versa in any period.

•                  No beneficial or detrimental impact to business segments as Lawson reported as a single segment business throughout the applicable periods.

•                  No impact on regulatory compliance or legal compliance.

•                  No debt covenant implications as Lawson does not have loans that contain financially-driven covenants.

•                  These adjustments did not significantly alter the bonus payout for FY08 or FY09 (see additional discussion above under the caption “Other Considerations”).

•                  There was no intentional manipulation of the results and no one person benefitted from these adjustments.

•                  The misstatement does not involve the concealment of an unlawful transaction.

Analyst Focus and Reaction

In order to substantiate our belief that our analysts and investors consider our non-GAAP operating measures and cash flows to be the primary basis on which they evaluate our performance, we considered analysts’ measures of Lawson and reactions during and subsequent to the analyst earnings calls for each of our quarterly reporting periods from the fourth quarter of FY08 through the fourth quarter of FY09. We determined this information through review of analyst reports and review of our earnings call transcripts.  Based on this analysis, we determined the following:

•                  The majority of analysts based their stock price modeling and ratings on discounted cash flow modeling.

•                  Of the ten analysts following Lawson, none use GAAP measures for their stock ratings and stock price modeling.  Only two exclusively used a multiple of non-GAAP EPS; two others used a multiple of non-GAAP EPS in conjunction with other measures for their valuations.  The other six analysts used cash flows or multiples of revenue as their valuation methodology.

•                  The focus of analyst reports following the Q4 FY08 earnings call was primarily on factors other than our Q4 FY08 non-GAAP EPS.  The analysts were focused on the delay in our ability to deliver 15% operating margins in future periods and our FY09 forecasted revenue.

•                  Subsequent to the earnings call for Q1 FY09 where we discussed the out-of-period adjustment, none of the analysts’ reports placed any focus on the adjustment.  The focus was on their concern over the macro environment for software sales with a slowing economy, our retraction of full FY09 guidance and the continued weakness in our services business.

•                  During and subsequent to the Q2 and Q3 FY09 earnings releases, where the cumulative impact from all out-of-period adjustments were disclosed, none of the analysts reports made any mention of the adjustments.

•                  During and subsequent to the Q4 FY09 earnings call, the focus of the analysts was on us exceeding revenue expectations, our disappointing Q1 FY10 guidance resulting from a lower interest income and higher tax rate expectation, and continued weakness in our services margins.

•                  Although we completely disclosed the impact of all FY09 errors in our press releases and in our respective FY09 Form 10-Q and Form 10-K filings, none of our analysts placed any emphasis on the adjustments in their reports or subsequent discussions with management.  Further, no published ratings or recommendations were changed as a result of the adjustments.

After performing our quantitative and qualitative assessments, pursuant to SAB 99 and SAB 108, we did not find that any of the financial statements provided for periods affected by these adjustments have been materially misstated.  Therefore, we do not believe that the restatement of any quarterly or annual FY08 financial statements would be appropriate and we believe it is appropriate to record the adjustments in FY09, consistent with ASC 250.

In addition, we made transparent disclosure regarding all out-of- period adjustments, consistent with ASC 250, in our Forms 10-Q and 10-K filed in FY09 as well as in our earnings release and in our discussion during our first quarter earnings call.

Lastly, contemporaneously with the preparation of our fiscal 2009 financial statements, our formal SAB 99 assessments and related conclusions were reviewed with our accounting management, executive management, the Audit Committee of the Board of Directors and internal legal counsel who all expressed agreement with our conclusions. Our independent, registered public accountant and external SEC legal counsel also reviewed our assessments and did not disagree with our conclusions.  In making their determination, the Audit Committee reviewed both management’s assessment and input from outside experts specifically that of our independent, registered public accountant and external SEC legal counsel.

Note 7. Long-Term Debt and Credit Facilities, page 100

5.              In your disclosures regarding the senior convertible notes, we note that you estimated the fair value of the hedge transaction asset and warrant liability using the Black-Scholes option pricing model and considered the credit risk of Lehman OTC.  However, we further note that you do not disclose the value of the asset or the liability as of May 31, 2009 or where these amounts are classified on the financial statements.  Please tell us what the values of these items are and where they are classified and tell us how you considered including this information in your disclosures.

Response:

We estimated the fair value of the hedge transaction asset and warrant liability to be approximately $1.2 million and $3.6 million, respectively.  We recorded the resulting receivable from Lehman OTC within “Prepaid expenses and other current assets” and the applicable payable to Lehman OTC within “Other current liabilities” on our Consolidated Balance Sheet as of May 31, 2009.  In considering whether to disclose these amounts separately on either our Consolidated Balance Sheet or within the notes thereto, we considered the provisions of Regulation S-X Rule 5-02 (8) and (20) which requires the separate disclosure of any “other current asset” in excess of 5.0% of total current assets and any “other current liability” in excess of 5.0% of total current liabilities, respectively. As of May 31, 2009, the $1.2 million hedge transaction asset was approximately 0.2% of total current assets of $652.1 million and the warrant liability of $3.6 million was approximately 0.8% of total current liabilities of $438.1 million.  Based on the immateriality of the hedge transaction asset and the warrant liability, we concluded that separate presentation on our Consolidated Balance Sheet or disclosure in the notes to our Consolidated Financial Statements was not warranted.

Exhibit 23.1

6.              We note that the consent from your independent auditors references a report dated July 9, 2009, however, the Report of Independent Registered Public Accounting Firm included in your Form 10-K is dated July 15, 2009.  Please revise to include a corrected consent.

Response:

The original manually signed consent of our independent auditor correctly states the July 15, 2009 date of their report (copy attached).  However, the consent included in our filing inadvertently reflected a report date of July 9, 2009 rather than the correct date of their report of July 15, 2009.  This matter will be resolved with the filing of a corrected consent which we anticipate filing at the conclusion of this review process.

Item 11. Executive Compensation (incorporated by reference from the definitive proxy statement filed on August 28, 2009)

Discretionary Cash Bonus, page 26

7.              We note your disclosure in this section that the aggregate $1,000,000 discretionary bonus was allocated to the recipients on a pro rata basis based on each recipient’s fiscal 2009 ELRP target.  Please explain in greater detail how the compensation committee calculated the discretionary bonus received by each of the named executive officers.

Response:

Page 26 of our August 28, 2009 Proxy Statement states that “[i]n July 2009, the Compensation Committee approved a $1,000,000 aggregate discretionary bonus for approximately 100 field and non-field employees who were identified as key leaders in fiscal 2009, including each of the executive officers.”  Those approximate 100 employees included certain director-level employees, certain vice presidents and senior vice presidents, and all of Lawson’s 12 executive officers at that time.  Each of those approximate 100 employees was an eligible participant in Lawson’s Executive Leadership Results Plan (ELRP) with an associated incentive target amount related to each ELRP incentive plan component.   As stated on page 26 of our August 28, 2009 Proxy Statement,  “[t]he aggregate $1,000,000 discretionary bonus was allocated to the recipients on a pro rata basis, based on the respective ELRP targets to each of those recipients for fiscal 2009.”  The $1,000,000 aggregate discretionary bonus was separate from the ELRP.  However, the Compensation Committee used the target bonus amounts under the ELRP as a means for allocating the $1,000,000 payment pro rata among the approximate 100 participants (including the named executive officers) because that was an established framework for making the allocation among such a large group of participants.  The target bonuses under the ELRP were previously established based on each respective participant’s salary, position and responsibilities, and general market data for compensation ranges for the respective positions as discussed in our Compensation Discussion and Analysis. For each eligible recipient of the discretionary bonus, including the named executive officers, the Compensation Committee summed the eligible ELRP target bonus amounts, and prorated each individual’s discretionary bonus amount based on the ratio of each individual’s eligible target amount to the combined total target amount. As disclosed in our 2009 Proxy Statement, the named executive officers received $276,763 or 27.7% of the $1,000,000 discretionary bonus pool.

Equity Incentive Plans, page 27

8.              You indicate in this section that the amount of stock options and restricted stock units awarded to your named executive officers in 2009 was based on market data related to the equity compensation paid to officers in comparable positions.  Please explain in greater detail how your compensation committee used the peer group data to determine the size of the equity awards granted to your named executive officers.  For example, please tell us if in determining the award amounts the compensation committee targeted a particular percentile of the peer group data.

Response:

Pages 22-23 of our August 28, 2009 Proxy Statement lists the names of 21 peer group companies chosen by Frederic W. Cook (the compensation consulting company retained by our Compensation Committee) for their fiscal 2008 compensation study.  As part of that study, Frederic W. Cook prepared a report showing the dollar value of annual equity grants to the executive officers of the peer group companies at the 25th, 50th (median) and 75th percentile levels of that group.  As stated on page 23 of our August 28, 2009 Proxy Statement “[t]he Compensation Committee targeted the median overall compensation levels because of its belief that the median level, coupled with additional upside for exceeding certain Company financial goals, provides a competitive pay package.”  Consistent with that approach for fiscal 2009 target cash compensation, the Compensation Committee awarded the fiscal 2009 equity compensation (stock options and restricted stock units) to the named executive officers based on the median (50th percentile) of the peer group.

Please note that in connection with the above responses to the Staff’s comments on Lawson Software, Inc.’s Form 10-K filed for our fiscal year ended May 31, 2009, the Company acknowledges that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions regarding these filings to the undersigned at 651-767-7000.

Sincerely:

LAWSON SOFTWARE, INC.

/s/ STEFAN SCHULZ
Stefan Schulz
Senior Vice President and Chief Financial Officer